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SELIM DAY

Internet: sday@wsgr.com

Direct Dial: (212) 497-7719

July 3, 2012

VIA EDGAR AND BY EMAIL

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Attention: Mellissa Campbell Duru, Esq.

Re:	Ramtron International Corporation

Schedule TO-T filed on June 21, 2012

Schedule TO-T/A field on June 28, 2012

Filed by Rain Acquisition Corp. and Cypress Semiconductor Corporation

File No. 005-40467

Ladies and Gentlemen:

On behalf of Cypress Semiconductor Corporation, a Delaware corporation (“Cypress”), and Rain Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Cypress (“Purchaser,” and together with Cypress, “Bidder”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 28, 2012, relating to the Schedule TO filed by Bidder with the Commission on June 21, 2012, as amended on June 28, 2012 (the “Schedule TO”). Set forth below are the Company’s responses to the comments from the Staff.

Concurrent with the submission of this letter, the Company is filing Amendment No. 2 to the Schedule TO (the “Amended Schedule TO”). The Amended Schedule TO reflects revisions made to the Schedule TO in response to the comments from the Staff and the updating of other information.

In this letter, we have recited the prior comments from the Staff in italicized, bold type and have followed each comment with Bidder’s response. Unless otherwise noted, the page numbers in this letter refer to pages in the Offer to Purchase, dated June 21, 2012, filed as Exhibit (a)(1)(A) to the Schedule TO. Capitalized terms used in this letter but not otherwise defined have the meaning given to them in the Amended Schedule TO.

Securities and Exchange Commission

July 3, 2012

For your convenience, we are emailing to your attention a copy of the Amended Schedule TO and this letter.

Schedule TO-T

Schedule TO-T/A

Exhibit (a)(1)(A) Offer to Purchase

Summary Term Sheet…, page 4

When and how will I be paid for my tendered Shares…, page iii

1.	You disclose that you will pay for shares after the later of the expiration date of the offer and satisfaction or waiver of the conditions to the offer set forth in Section 14. This language suggests that the conditions to the offer could extend beyond the expiration date and may be asserted by the company. Please revise to clearly state that all conditions, other than conditions dependent upon the receipt of government approvals, must be satisfied or waived prior to the expiration of the tender offer.

In response to the Staff’s comment, Bidder has revised its disclosure to provide that Bidder will pay for all validly tendered Shares that have not been withdrawn promptly after the later of (i) the expiration of the Offer or (ii) the satisfaction or waiver of the conditions to the Offer that are related to any governmental or regulatory approvals, and only if all conditions to the Offer have been satisfied or waived at or prior to the expiration of the Offer.

The Offer…, page 4

2.	You disclose that any “extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof…” Rule 14d-4(d)(1) requires that any announcement of such material changes to be made “promptly.” Please revise your disclosure to remove the “as practicable” language.

In response to the Staff’s comment, Bidder has revised its disclosure to remove the words “as practicable” and to provide that any extension, delay, termination, waiver or amendment of the Offer will be followed promptly by a public announcement thereof.

Securities and Exchange Commission

July 3, 2012

The Acceptance for Payment and Payment for Shares…, page 5

3.	We note your disclosure that you “reserve the right to transfer or assign…to one or more of [your] affiliates, the right to purchase Shares tendered pursuant to the offer…” If the bidders transfer such right, the entity to which the right is assigned may need to be identified as a bidder and added as a filing person on the Schedule TO. This may necessitate an extension of the offer period and may require the Offer to Purchase to be revised to provide all of the disclosure required by Schedule TO as to that entity. Please confirm your understanding in your response letter.

In response to the Staff’s comment, Bidder has authorized us to confirm that, if it elects to assign the right to purchase Shares tendered pursuant to the Offer to one or more of its affiliates, then (i) such affiliate may need to be identified as a bidder and added as a filing person to the Schedule TO; and (ii) such actions may necessitate an extension of the offer period and may require the Offer to Purchase to be revised to provide all of the disclosure required by Schedule TO as to that entity.

Source and Amount of Funds…, page 17

4.	Please address any alternative financing arrangements that are in place in the event the primary financing plans fall through. If none, revise to state this fact. Refer to Item 7 of Schedule TO and Item 1007(b) of Regulation M-A.

In response to the Staff’s comment, Bidder has revised its disclosure to clarify that if Cypress does not have sufficient cash on hand to pay the offer price for all Shares in the Offer and the Merger and related fees and expenses, then it intends to make additional borrowings pursuant to its credit facility in order to obtain such cash. In addition, Bidder has clarified that, other than Cypress’s credit facility, neither Cypress nor Purchaser has sought or made any alternative financing arrangements.

Securities and Exchange Commission

July 3, 2012

Conditions of the Offer…, page 27

5.	A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The conditions to the offer must also be drafted with sufficient specificity to allow for objective verification. Refer to condition (c) which is triggered if, “any event…shall have occurred or be threatened that individually or in the aggregate with any other event[]…occurring after the date of th[e] Offer to Purchase is or may be materially adverse to the business, properties, condition…, assets…of Ramtron or any of its affiliates or Purchaser becomes aware of any facts that, in its reasonable judgment have or may have material adverse significance with respect to either the value of Ramtron or any of its affiliates or the value of the Shares to Purchaser or any of its affiliates…” This condition appears to be overly broad. For example, would the condition be triggered if an event is only threatened to occur which may threaten to have a material adverse effect on any of Ramtron’s affiliates, even if the affiliate is an insignificant subsidiary? Also, how does the bidder define and/or distinguish an event that has or may have a material adverse effect versus an event that may have material adverse significance? Given that the Offeror has reserved the right to assert the occurrence of an offer condition for reasons that do not appear objectively verifiable, the Offeror has created the implication that it may conduct an illusory offer in potential contravention of Section 14(e). Please revise the cited condition accordingly or advise.

In response to the Staff’s comment, Bidder has revised the cited condition.

6.	Please refer to the final paragraph of this section where you state that the bidders’ failure to “exercise any of the foregoing conditions shall not be deemed a waiver of any such right…” This language appears to imply that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to shareholders. In that regard, please confirm your understanding to us that if an offer condition is triggered, you will notify shareholders whether or not you have waived an offer condition.

In response to the Staff’s comment, Bidder has authorized us to confirm that it is aware that the waiver of a condition, depending on the materiality of the waived condition and the number of days remaining in the Offer, may require extension of the Offer and circulation of new disclosure to stockholders.

Securities and Exchange Commission

July 3, 2012

7.	Please see our prior comment. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform holders of securities how they intend to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidders’ understanding in your response letter.

In response to the Staff’s comment, Bidder has authorized us to confirm that if an offer condition is triggered by events that occur during the offer period and before the expiration of the Offer, then Bidder will inform stockholders of how it intends to proceed promptly rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

8.	Please refer to the penultimate sentence in the paragraph. You disclose the bidders have an ongoing right to assert the conditions “at any time and from time to time…” Please revise to remove the implication that the bidders have the ongoing right to assert conditions subsequent to the expiration date. Clarify that all conditions, other than the receipt of governmental approvals, must be satisfied or waived at or prior to the expiration of the offer.

In response to the Staff’s comment, Bidder has revised its disclosure to (i) remove any implication that Bidder has the ongoing right to assert conditions subsequent to the Expiration Date; and (ii) clarify that all conditions, other than the receipt of any governmental or regulatory approvals, must be satisfied or waived at or prior to the expiration of the Offer.

Other Items

Bidder will provide the acknowledgement requested by the Staff by separate filing on EDGAR.

* * *

Securities and Exchange Commission

July 3, 2012

Should you have any questions relating to the foregoing matters or wish to discuss any of Bidder’s responses, please contact me at the number appearing on the first page of this letter, or my partners Larry W. Sonsini, at (650) 320-4647, or Bradley L. Finkelstein, at (650) 565-3514.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Selim Day

Selim Day

cc:	Brad W. Buss, Cypress Semiconductor Corporation

Victoria Tidwell, Cypress Semiconductor Corporation